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March 26, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	The E.W. Scripps Company (the “Company”) PRRN14A Preliminary Proxy Statement filed on Schedule 14A Filed on March 21, 2018 by GAMCO Asset Management Inc.et al File No. 000-16914

Dear Mr. Panos:

We acknowledge receipt of the oral comment (the “Comment”) of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on March 22, 2018 with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by GAMCO Asset Management Inc. (“GAMCO”), Mario Gabelli, Colleen Birdnow Brown, Raymond H. Cole and Vincent L. Sadusky on March 21, 2018, in connection with the 2018 annual meeting of stockholders of the Company (the “Annual Meeting”). The Comment had requested greater clarity as to what was meant by the first sentence of the “Reasons for the Solicitation” section of the Proxy Statement. We have reviewed the Comment with our client, GAMCO, and revised the Proxy Statement to revert back to the original language included in the Proxy Statement that was filed on March 9, 2018.

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Elizabeth R. Gonzalez-Sussman

Elizabeth R. Gonzalez-Sussman

cc:	David Goldman, GAMCO Asset Management Inc. George Maldonado, GAMCO Asset Management Inc. Steve Wolosky, Olshan Frome Wolosky LLP

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